Exhibit 99.(a)(5)(B)

[Distributed via email message to all IKON employees]

To:	All IKON Employees
From:	Matt Espe
Date:	Wednesday, November 21
Subj:	Share Repurchase Plan

We’ve made strong progress over the past several years on our capital strategy initiatives, delivering shareholder value through share repurchases, dividend payments, and debt reduction, resulting in a strong financial foundation.

Our ongoing share repurchase program remains an important element of our capital strategy. We believe that our shares are currently undervalued, and as such we have made a decision to accelerate our share repurchase program to return value to our shareholders. Our Board of Directors has approved a plan to repurchase $500 million of our common stock. We intend to repurchase up to $295 million of our common stock through a tender offer, in which IKON shareholders will have an opportunity to sell their shares at a price not less than $13 per share, and not more than $15 per share. We plan to repurchase the difference, for up to $500 million in total, during the balance of fiscal 2008. A copy of our press release announcing our plan is attached.

We also announced in the press release that we have entered into an agreement with Steel Partners, one of our largest shareholders. Steel has announced their support of our share repurchase strategy as an effective way of maximizing shareholder value, and by entering into this agreement with us, they have agreed to refrain from taking certain actions with respect to their investment in IKON through May 2009, subject to the completion of the pending repurchase plan.

We believe that the increase in our share repurchase program and the tender offer will help us deliver immediate shareholder value and enhance our capital strategy. That strategy, together with our continued focus on our growth and operational leverage priorities, remains one of our three critical strategic areas for maximizing the value of our company.

As I communicated at the beginning of the fiscal year, we have a strong plan for growth in fiscal 2008 and an enviable market position as the largest independent channel in our industry. We now need to execute on our plan, focus on the customer and win. I’m looking forward to your continued contributions, and a great year.

Matt

Matthew J. Espe

Chairman and

Chief Executive Officer

IKON Document Efficiency At Work

70 Valley Stream Parkway

Malvern, PA 19355

Phone: 610-296-8000

*On November 21, 2007, IKON Office Solutions, Inc. (“IKON”) filed an issuer tender offer statement on Schedule TO regarding its self-tender offer for $295,000,000 in value of shares of IKON’s common stock (“shares”) with the U.S. Securities and Exchange Commission (“SEC”). IKON shareholders are urged to read the issuer tender offer statement (as updated and amended), because it contains important information. IKON shareholders may obtain a free copy of the issuer tender offer statement and other documents filed by IKON with the SEC on the SEC’s website at www.sec.gov. The issuer tender offer statement may also be obtained for free from IKON’s website at www.ikon.com under Investor Relations then by going to Financial Information and SEC filings, or by directing a request to IKON’s Investor Relations department at 610-296-8000.